

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2019

Gregory D. Gorgas
Chief Executive Officer and President
Artelo Biosciences, Inc.
888 Prospect Street, Suite 210
La Jolla, California 92037

> **Re: Artelo Biosciences, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 26, 2019**
> **File No. 333-232853**

Dear Mr. Gorgas:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Danilo Castelli at (202)551-6521 with any questions.

Sincerely,

Division of Corporation Finance
Office of Consumer Products

cc: Tom Hornish